UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number 0−18051

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Denny's 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Denny's Corporation
203 E. Main Street
Spartanburg, SC 29319-0001

DENNY’S 401(k) PLAN

Financial Statements

December 31, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm Thereon)

DENNY’S 401(k) PLAN

Financial Statements

December 31, 2006 and 2005

Note:	Schedules not filed herewith are omitted because of the absence of the conditions under which they are required.

Report of Independent Registered Public Accounting Firm

The Retirement Committee
Denny’s 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Denny’s 401(k) Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 1, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006 and 2005.

Greenville, South Carolina

June 29, 2007

DENNY’S 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2006 and December 31, 2005
	2006	2005
Assets:
Investments - at fair value (Note 3):
Money market funds	$1,168,774	—
Pooled, common and collective funds	47,449,178	—
Mutual funds	30,939,663	—
Denny's Corporation common stock	921,638	—
Participant Loans	1,586,045	—
Investments – plan interest in Denny’s 401(k) Plans Master Trust (Notes 1, 2 and 4)	—	40,982,423
Total investments - at fair value	82,065,298	40,982,423
Receivable - employer contribution (Note 5)	65,580	—
Total assets	82,130,878	40,982,423
Liabilities:
Accrued expenses	48,143	24,582
Excess employer match refundable (Note 5)	4,687	—
Excess contributions refundable (Note 1)	105,764	3,957
Total liabilities	158,594	28,539
Net assets available for benefits at fair value	81,972,284	40,953,884
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 1)	496,243	218,926
Net assets available for benefits	$82,468,527	41,172,810

See accompanying notes to financial statements.

DENNY’S 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2006 and 2005
	2006	2005
Additions:
Investment income:
Net appreciation in fair value of investments (Note 3)	$5,223,401	—
Interest and dividends	683,261
Investment income – plan interest in Denny’s 401(k) Plans Master Trust investment income (Notes 1, 2 and 4)	927,339	1,866,787
Total investment income	6,834,001	1,866,787
Contributions:
Employer's	1,522,060	818,000
Participants’	4,282,513	2,186,525
Total contributions	5,804,573	3,004,525
Total additions	12,638,574	4,871,312
Deductions:
Benefits paid to participants	12,772,167	4,346,604
Administrative expenses	141,127	76,451
Total deductions	12,913,294	4,423,055

Transfers of assets to (from) Denny’s 401(k) Plan	41,570,437	(3,790,741)
Net increase (decrease) in net assets available for benefits	41,295,717	(3,342,484)
Net assets available for benefits:
Beginning of year	41,172,810	44,515,294
End of year	$82,468,527	41,172,810

See accompanying notes to financial statements.

DENNY’S 401(k) PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(1)     Description of the Plan

The following brief description of the Denny’s 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

(a) Plan Merger

On January 31, 2006, the Denny’s Hourly/HCE 401(k) Plan was merged into the Denny’s Salaried 401(k) Plan.  The combined plan was renamed the Denny’s 401(k) Plan. In conjunction with this, Denny’s Corporation common stock was removed as an investment option. This transaction was overseen and approved by the Plan’s committee. On February 1, 2006, the Plan transitioned its 401(k) record keeping and trustee duties from Ameriprise Financial to Wells Fargo.

(b) General

The Plan is a qualified deferred compensation plan, subject to the Employee Retirement Income Security Act of 1974 (ERISA). Any employee of Denny’s Corporation (Denny’s or the Company), who has attained age 21 and has completed 6 months of service with the Company is eligible to participate in the Plan. The Plan’s committee and plan administrator control and manage the operation and administration of the Plan. For the period from February 1, 2006 to December 31, 2006, Wells Fargo served as the Plan’s trustee. Prior to February 1, 2006, Ameriprise Financial served as the Plan’s trustee.

 (c) Interest in Master Trust

For the period ending January 31, 2006 and the 2005 plan year (prior to the merger of the Denny’s Hourly/HCE 401(k) Plan into the Denny’s Salaried 401(k) Plan), the Plan’s investments were held in the Denny’s 401(k) Plans Master Trust (the Master Trust) which was established for the investment of assets of the Denny’s Salaried 401(k) Plan and the Denny’s Hourly/HCE 401(k) Plan.

(d) Contributions

Each year, participants may make pre-tax contributions of up to 25% of eligible compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

In 2006 and 2005, the Company matched 100% of employee pre-tax contributions, up to 3% of compensation for all participating employees of the Company.  Highly compensated employees are not eligible for the employer match.

Contributions are subject to certain Internal Revenue Code (IRC) limitations.  Excess contributions to be returned to participants are shown as a liability in the accompanying statements of net assets available for benefits.

 (e) Participant Accounts

Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and earnings, and is charged with allocations of plan losses and administrative expenses and benefit payments, if applicable. Allocations are based on earnings and participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(f) Vesting

All participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. For each employee whose initial date of employment is on or after January 1, 2002, the Company’s contribution portion of his/her account plus actual earnings thereon will be 100% vested after three years of continuous service unless the following terms provide for more accelerated vesting. For certain employees who were initially employed by the Company or its predecessor companies before January 1, 1999, participants are immediately vested in their contributions and employer contributions plus actual earnings thereon.

 (g) Investment Options

Participants direct both participant and employer contributions in 1% increments in a combination of any of 18 investment options currently offered by the Plan. Participants may change their investment options at any time via telephone or through the Wells Fargo website.

Effective February 1, 2006, the Plan no longer allowed new contributions or transfers into the Denny’s Stock Fund. Additionally, the Denny’s Stock Fund is to be eliminated as an investment option during 2007.  Any balances remaining as of December 15, 2007 will be liquidated and automatically transferred into the Moderate Model Portfolio.

(h) Participant Loans

Participants may borrow from their fund accounts up to the lesser of 50% of the vested portion of their account balance, or the amount of $50,000 less the highest outstanding loan balance during the prior 12-month period. The minimum loan amount is $1,000, and each participant may have only one loan outstanding at any time. The plan document indicates that a reasonable borrowing rate will be assessed, typically evidenced by the prime rate charged by the Plan’s trustee. The loans are secured by the balance in the participant’s account. The participant also bears any loan administration costs incurred. Loans are repaid through payroll deductions in equal installments with the loan terms ranging from 6 to 54 months. Loan repayments cannot exceed 30% of the participant’s salary. If an employee who has a loan outstanding terminates employment, no benefit will be paid from the Plan to the participant until the outstanding loan balance and accrued interest is paid in full. Loans outstanding at December 31, 2006 have a range of interest rates from 4.00% to 9.25%.

(i) Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a 10-year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

 (j) Administrative Expenses

Administrative expenses of the Plan are paid by the Plan.

(k) Withdrawals

Withdrawals during employment are permitted only under hardship circumstances that are determined by the Internal Revenue Service “Safe Harbor” rules. Participants who are age 59-1/2 or older may withdraw from their account at any time, for any reason allowed by law.

(l) Forfeited Accounts

Forfeitures are used to reduce future employer contributions to the Plan.  In 2006 and 2005, forfeitures of $56,626 and $44,502, respectively, were forfeited and will be used to reduce employer contributions.

(m) New Accounting Pronouncements

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (the “FASB”) Staff Position FSP AAG INV-1 and Statement of Position 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Held and Welfare and Pension Plans” (the “FSP”).  The FSP requires that the Statement of Net Assets Available for Benefits present both the fair value of the Plan’s investments and the adjustment from fair value to contract value for the fully benefit-responsive investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.  The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements.”  SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement.  SFAS 157 is effective for fiscal years beginning after November 15, 2007.  Plan Management does not believe the adoption of SFAS 157 will have a material impact on the Plan’s financial statements.

 (2)     Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and in accordance with U.S. generally accepted accounting principles.

 (b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

The Plan’s interest in Denny’s 401(k) Plans Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust. The fair value of mutual funds and Denny’s Corporation common stock is determined by quoted market prices.  The collective trust funds do not have quoted market prices. The fair value of the collective trust funds is determined based on the net asset value of the respective funds, which are based on the estimated fair value of the underlying investments in each fund. Such underlying investments are generally valued based on quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(d) Payment of Benefits

Benefit payments to participants are recorded upon distribution.

(e) Investment Risk

The Plan provides for investments that are exposed to risk, such as interest rate, credit, and market volatility risk. Due to the level of risk associated with certain investment securities, it is possible that changes in the value of investment securities may occur in the near future and that changes could materially affect the amounts reported in the statement of net assets available for benefits.

 (3)     Investments

The following tables present the fair value of investments that represent 5% or more of the Plan’s net assets at December 31, 2006.  Prior to the merger of the Denny’s Hourly/HCE 401(k) Plan into the Denny’s Salaried 401(k) Plan on January 31, 2006, the investment assets of the Denny’s Salaried 401(k) Plan were held in a master trust account.  See Note 4.

2006
Investments at fair value:
Wells Fargo Stable Return Fund N (contract value of $35,010,258)	$34,514,015
Wells Fargo Russell 2000 Index Fund G	9,804,824
Wells Fargo Advantage Index Fund	10,023,099

During the year ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $5,223,401 as follows:

2006
Net appreciation in fair value of investments:
Pooled, common and collective funds	$2,568,679
Mutual funds	2,477,463
Denny's Corporation common stock	177,259
$5,223,401

 (4)     Master Trust

For the period ending January 31, 2006 and for the 2005 plan year (prior to the merger of the Denny’s Hourly/HCE 401(k) Plan into the Denny’s Salaried 401(k) Plan), all of the investment assets of Denny’s Salaried 401(k) Plan were held in a trust account at Ameriprise Financial and consisted of an undivided interest in an investment account of the Denny’s 401(k) Plans Master Trust, a master trust established by the Company and administered by Ameriprise Financial, the Plan’s trustee.

Prior to the merger of the Denny’s Hourly/HCE 401(k) Plan into the Denny’s Salaried 401(k) Plan on January 31, 2006, use of the Master Trust permitted the commingling of trust assets for the two plans for investment and administrative purposes. Although the assets of both plans were commingled in the Master Trust, the trustee maintained supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income or loss of the investment assets were allocated by Ameriprise Financial to each participating plan based on the relationship of the interest of each plan to the total of the interest of the participating plans.

The investments of the Master Trust at December 31, 2005, are summarized as follows:

2005
Collective trust funds, at estimated fair value:
Fully benefit-responsive
RiverSource Income Fund II	$45,776,791
Non benefit-responsive
RiverSource Emerging Growth Fund II	6,071,327
RiverSource Equity Index Fund II	9,901,657
RiverSource International Equity Index Fund II	573,466
RiverSource Money Market Fund I	51,614
RiverSource Small Cap Equity Index Fund II	798,922
Total	63,173,777
Mutual funds, at quoted market price:
RiverSource New Dimensions Fund Y	1,429,753
Allianz NFJ Small Capital Value Fund	6,318,756
Templeton Foreign Fund	6,711,541
Vanguard Total Stock Market Index Fund I	763,104
Washington Mutual Investors Fund	1,427,704
Total	16,650,858
Denny’s Corporation common stock at quoted market price	1,716,055
Loans to participants, at estimated fair value	1,037,611
Total investments at fair value	82,578,301
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	441,116
Total investments	$83,019,417
Plan’s investment in the Master Trust	$40,982,423
Plan’s investment in the Master Trust as a percentage of total	49.63%

The net investment income for the Master Trust for the period ended January 31, 2006 and the year ended December 31, 2005 is summarized below:

	2006	2005
Net appreciation (depreciation) in fair value of investments:
Collective trust funds	$1,019,587	2,460,850
Mutual funds	679,724	1,407,996
Denny's Corporation common stock	34,035	(159,888)
	1,733,346	3,708,958
Interest and dividend income	—	44,950
Total investment income	$1,733,346	3,753,908

The Plan’s share of the Master Trust investment income for the period ended January 31, 2006 and the year ended December 31, 2005 was 53.5% and 49.7%, respectively.

 (5)     Employer Match Contributions

During 2006, it was noted that several employees did not properly receive the employer matching contribution for various periods beginning in 1999. Based on the Company’s analysis, it was determined that the Company owed approximately $66,000 to these participants, which is shown as a receivable to the Plan in the accompanying statements of net assets available for benefits. In addition, some employees improperly received the employer matching contribution for various periods beginning in 2002.  Based on the Company’s analysis, it was determined that these participants owed approximately $5,000 to the Company, which is shown as a liability in the accompanying statements of net assets available for benefits. On June 1, 2007, the applicable amounts were paid to and received from the Plan.

 (6)     Party-in-Interest Transactions

For the year ended December 31, 2006, certain Plan investments consist of common stock of the Company and pooled, common and collective funds managed by Wells Fargo, the trustee and, therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Plan to Wells Fargo for the year ended December 31, 2006 amounted to approximately $37,000.

For the period ended January 31, 2006 and the year ended December 31, 2005, certain Plan investments consist of common stock of the Company and collective trust funds managed by Ameriprise Financial, the trustee and, therefore, these transactions qualify as party-in-interest transactions. There were no fees paid by the Plan to Ameriprise Financial for the year ended December 31, 2006. Fees paid by the Plan to Ameriprise Financial for the year ended December 31, 2005 amounted to approximately $47,000.

The trust also invests in common stock of the Plan’s sponsor. These transactions also qualify as party-in-interest transactions.

 (7)     Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated participants would become 100% vested in their accounts.

 (8)     Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 17, 2003, that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (IRC).

The Plan has been amended since receiving the determination letter, however, the Company believes that the Plan in currently designed and being operated in compliance with applicable requirements of the IRC and Plan document.

 (9)     Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2006	2005
Net assets available for benefits per the financial statements	$82,468,527	41,172,810
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(496,243)	—
Net assets available for benefits per the Form 5500	$81,972,284	41,172,810

The following is a reconciliation of investment income per the financial statements to the Form 5500:

2006
Total investment income per the financial statements	$6,834,001
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(496,243)
Total investment income per the Form 5500	$6,337,758

Fully benefit-responsive contracts are recorded on the Form 5500 at fair value versus contract value on the financial statements.

DENNY’S 401(k) PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of issuer, borrower or similar party	Description of Investment	Market Value

Money Market Funds
Wells Fargo Short-Term Investment Fund G*	1,168,774 shares	$1,168,774
		1,168,774
Pooled, Common and Collective Funds
Fully benefit-responsive
Wells Fargo Stable Return Fund N*	882,724 shares	34,514,015
Non benefit-responsive
Wells Fargo International Equity Index Fund G*	209,949 shares	3,130,339
Wells Fargo Russell 2000 Index Fund G*	618,991 shares	9,804,824
		47,449,178
Mutual Funds
PIMCO Real Return Bond Fund	300,960 shares	3,205,459
PIMCO Total Return Fund - Admin	311,427 shares	3,231,309
American Europacific Growth Fund	32,649 shares	1,501,223
American Growth Fund of America	60,195 shares	1,965,968
Goldman Sachs Growth Opportunities Fund	50,073 shares	1,088,076
Harbor International Fund	57,541 shares	3,543,350
Ivy Small Cap Growth Fund	6,811 shares	94,537
Janus Mid-Cap Value Fund	74,040 shares	1,762,887
Royce Pennsylvania Mutual Fund	30,143 shares	348,750
T Rowe Price Equity Income Fund	96,609 shares	2,849,971
Vanguard Total Stock Market Index	38,869 shares	1,325,034
Wells Fargo Advantage Index Fund*	179,819 shares	10,023,099
		30,939,663

Denny’s Stock Fund - common stock at quoted market price *	195,677 shares	921,638

Loans to participants, at estimated fair value	Interest rates ranging from 4.00% to 9.25% & maturity dates of 2007 through 2011	1,586,045

Total		$82,065,298

* - Party-in-interest

See accompanying report of independent registered public accounting firm.

EXHIBITS

Number	Description
23	Consent of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Denny's 401(k) Plan

Date: June 29, 2007	By:	/s/ Jay C. Gilmore
Jay C. Gilmore
Vice President,
Chief Accounting Officer and
Corporate Controller and as member
of the Retirement Plan Committee
(administrator of Denny's 401(k) Plan)